EXHIBIT 99.1

SNDL Reports Third Quarter 2026 Financial and Operational Results

The Company Makes Significant Strategic Investments While Improving Underlying Financial Performance and Generating Record Quarterly Free Cash Flow of $20 Million

EDMONTON, Alberta, Oct. 27, 2026 (GLOBE NEWSWIRE) -- SNDL Inc. (NASDAQ/CSE: SNDL) (“SNDL” or the “Company”) reported its financial and operational results for the third quarter ended September 30, 2026. All financial information in this press release is reported in millions of Canadian dollars unless otherwise indicated.

SNDL has also posted a supplemental investor presentation on its website, found at https://sndl.com.

The Company will hold a conference call and webcast presentation at 10:00 a.m. EDT (8:00 a.m. MDT) on Tuesday, October 27, 2026. The conference call details can be found below.

MANAGEMENT HIGHLIGHTS

  Net revenue for the third quarter of 2026 was $238.0 million, representing a -2.5% decrease compared with the same period of the prior year. Cannabis Retail revenue increased by 0.7%, while Liquor Retail and Cannabis Operations revenue declined by -3.3% and -27.7%, respectively.
  Gross profit of $57.9 million for the third quarter of 2026 represents a decline of $(6.3) million, or -9.8%, compared with the same period of the prior year.
  Gross margin (1) was 24.3% in the third quarter of 2026, a decrease of 2.0 percentage points compared with the same period of the prior year, primarily reflecting weak performance of Cannabis Operations. Both retail segments delivered strong margin expansion and reached new quarterly records.
  Operating loss was $(48.3) million for the third quarter of 2026, reflecting a $52 million non-cash goodwill impairment charge related to the Cannabis Operations segment.
  Adj. operating income (1), which excludes impairment charges and restructuring costs, returned to positive territory at $5.2 million, an improvement of $14.8 million compared with the same period of the prior year.
  Cash flow was $(50.7) million, reflecting $60.8 million of strategic investments in the U.S. and $10.0 million of additional share repurchases, consistent with our capital allocation priorities.
  Free cash flow (1) reached a new quarterly record of $20.0 million in the third quarter of 2026, an increase of $3.3 million, or 19.5%, compared with the same period of the prior year, including a $10.6 million benefit associated with the initial unwinding of the Company’s captive insurance arrangement.

“Our third quarter results demonstrate improvement in SNDL’s underlying financial performance, including positive adjusted operating income and record quarterly free cash flow generation,” said Zach George, Chief Executive Officer of SNDL. “Cannabis Retail delivered record quarterly revenue and gross margin, Liquor Retail also reached a new record quarterly gross margin, and our Investments segment benefited from improved results from equity-accounted investees.”

“Cannabis Operations remained below expectations and recorded a non-cash impairment. While the quarter was impacted by inventory issues arising from the first half, we are taking decisive action to simplify the portfolio, reduce costs and concentrate resources on product categories where SNDL’s manufacturing capabilities, distribution reach and retail insights can support sustainable returns. The benefits of the actions taken during the quarter are expected to begin contributing to results in the fourth quarter. In addition to these immediate actions, the Company is initiating a strategic review of the Cannabis Operations segment to assess opportunities to improve its financial performance. The review will consider a range of strategic and operational alternatives, from potential asset divestitures to larger productivity initiatives.”

“The completion of the restructuring of Surterra Holdings, Inc. (“Parallel”) in July of this year, which reduced its debt burden by approximately US$842 million, and the subsequent rights offering, which increased our indirect equity ownership from approximately 67% to 92%, represent important steps in resetting Parallel’s capital structure and providing liquidity to support inventory, product availability and critical supply-chain infrastructure. SNDL-funded investments by SunStream Bancorp Inc. (“SunStream”) in a new cultivation facility in Gainesville, Florida, are expected to enhance Parallel’s cost structure. We are excited by the opportunity presented by our investment in Parallel and are actively exploring the feasibility of transitioning our indirect economic exposure to direct ownership and consolidation of qualifying U.S. medical cannabis operations, subject to applicable legal, regulatory, accounting and Nasdaq requirements.”

“We are encouraged by the progress made toward resolving the regulatory matters involving the Alcohol and Gaming Commission of Ontario (“AGCO”), which we expect will provide greater clarity for the Ontario franchise retail operations and future development opportunities, as further detailed later in this document and in the Q3 2026 Earnings Call presentation.”

“Across SNDL, our priorities remain disciplined capital allocation, improved operating performance and long-term value creation for shareholders. We have demonstrated that commitment through significant share repurchases, and we intend to remain aggressive when we believe the opportunity to acquire our shares represents an attractive use of capital. The recently announced potential $50 million substantial issuer bid (“SIB”) is a further step toward accelerating capital returns and reducing our outstanding share count,” concluded Zach George.

TOTAL COMPANY HIGHLIGHTS

	Three months ended September 30				Nine months ended September 30
($000s)	2026	2025	% Change		2026	2025	% Change
IFRS Financial Measures
Net revenue	237,994	244,219	-2.5%		669,666	693,902	-3.5%
Gross profit	57,886	64,177	-9.8%		167,047	188,419	-11.3%
Operating income (loss)	(48,317)	(11,050)	-337.3%		(65,272)	(18,100)	-260.6%
Change in cash and cash equivalents	(50,729)	32,357	-256.8%		(107,622)	22,222	-584.3%

Non-IFRS Financial Measures (1)
Gross margin	24.3%	26.3%	-2.0	pp	24.9%	27.2%	-2.2	pp
Adjusted operating income (loss)	5,249	(9,512)	155.2%		(10,675)	(12,713)	16.0%
Free cash flow	19,954	16,692	19.5%		5,692	7,733	-26.4%

(1)   Gross Margin is a supplementary financial measure calculated by dividing Gross Profit by Net Revenue. Adjusted operating income (loss) and Free Cash Flow are specified financial measures that do not have standardized meanings under IFRS and therefore may not be comparable to similar measures reported by other companies. See “Non-IFRS Measures” section below for further information.

BUSINESS SEGMENT HIGHLIGHTS

SNDL operates and reports its business through four segments: Liquor Retail, Cannabis Retail, Cannabis Operations, and Investments. Additionally, a consolidated total for Cannabis is presented, encompassing the combined results of the two Cannabis segments, along with the revenue elimination associated with the Cannabis Operations sales to the provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale. Corporate and shared service expenses are reported as “Corporate”.

	Three months ended September 30			Nine months ended September 30
($000s)	2026	2025(2)	% Change	2026	2025(2)	% Change
Net Revenue
Cannabis Retail	85,605	85,021	0.7%	246,154	246,960	-0.3%
Cannabis Operations	27,040	37,389	-27.7%	88,704	107,544	-17.5%
Intersegment Eliminations	(9,425)	(17,579)	46.4%	(38,757)	(51,391)	24.6%
Total Cannabis	103,220	104,831	-1.5%	296,101	303,113	-2.3%
Liquor Retail	134,774	139,388	-3.3%	373,565	390,789	-4.4%
Investments	—	—	0.0%	—	—	0.0%
Total	237,994	244,219	-2.5%	669,666	693,902	-3.5%

Operating Income
Cannabis Retail	5,244	5,047	3.9%	9,328	10,557	-11.6%
Cannabis Operations	(64,693)	(10,882)	-494.5%	(80,836)	(20,186)	-300.5%
Total Cannabis	(59,449)	(5,835)	-918.8%	(71,508)	(9,629)	-642.6%
Liquor Retail	6,035	6,591	-8.4%	5,899	10,884	-45.8%
Investments	7,861	1,543	409.5%	8,340	1,775	369.9%
Corporate	(2,764)	(13,349)	79.3%	(8,003)	(21,130)	62.1%
Total	(48,317)	(11,050)	-337.3%	(65,272)	(18,100)	-260.6%

Adjusted Operating Income
Cannabis Retail	5,284	5,047	4.7%	9,403	10,557	-10.9%
Cannabis Operations	(11,391)	(10,220)	-11.5%	(27,303)	(16,258)	-67.9%
Total Cannabis	(6,107)	(5,173)	-18.1%	(17,900)	(5,701)	-214.0%
Liquor Retail	6,037	6,591	-8.4%	6,126	10,884	-43.7%
Investments	7,861	1,543	409.5%	8,340	1,775	369.9%
Corporate	(2,542)	(12,473)	79.6%	(7,241)	(19,671)	63.2%
Total	5,249	(9,512)	155.2%	(10,675)	(12,713)	16.0%

(2)   In 2026, the Company began allocating applicable direct and indirect overhead costs from the corporate segment to each individual operating segment all categorized within general and administrative expenses. The Company has recast the comparative period to illustrate the impact of these allocations had they been done during the prior period, as documented in the condensed interim Financial Statements.

Liquor Retail

SNDL is Canada's largest private-sector liquor retailer, operating as of October 26, 2026 in 165 locations, predominantly in Alberta, under its three retail banners: “Wine and Beyond” (16), “Liquor Depot” (19), and “Ace Liquor” (130).

	Three months ended September 30				Nine months ended September 30
($000s)	2026	2025	% Change		2026	2025	% Change
Net revenue	134,774	139,388	-3.3%		373,565	390,789	-4.4%
Gross profit	36,390	36,704	-0.9%		96,828	100,993	-4.1%
Gross margin	27.0%	26.3%	0.7	pp	25.9%	25.8%	0.1	pp
Operating income	6,035	6,591	-8.4%		5,899	10,884	-45.8%
Adjusted operating income	6,037	6,591	-8.4%		6,126	10,884	-43.7%

  Net revenue for Liquor Retail continued to decline year over year in the third quarter of 2026, although at a slightly better rate than in previous quarters. Persistent softness in market demand continued to affect same-store sales(3), which decreased by -6.0% compared with the same period in the prior year.
  Operating income declined year over year, driven by lower revenue, increased promotional support, and higher SG&A expenses associated with the recent Wine & Beyond store openings, partly offset by strong gross margin expansion, which reached a new quarterly record.

(3)   Same-store sales is a specified financial measure that does not have standardized meanings under IFRS and therefore may not be comparable to similar measures used by other companies. See “Non-IFRS Measures” section below for further information.

Cannabis Retail

SNDL is one of Canada’s largest private-sector cannabis retailers, operating as of October 26, 2026 in 193 locations under two retail banners: “Value Buds” (133) and “Spiritleaf” (60, of which 4 are corporate stores and 56 are franchise stores). The Company’s Cannabis Retail strategy is based on several pillars, including high-quality store locations, a broad product assortment and differentiated customer experiences. Using data and insights from a large volume of monthly transactions enables SNDL to leverage technology and analytics to inform and improve its retail strategy.

	Three months ended September 30				Nine months ended September 30
($000s)	2026	2025	% Change		2026	2025	% Change
Net revenue	85,605	85,021	0.7%		246,154	246,960	-0.3%
Gross profit	23,118	22,465	2.9%		65,472	63,974	2.3%
Gross margin	27.0%	26.4%	0.6	pp	26.6%	25.9%	0.7	pp
Operating income	5,244	5,047	3.9%		9,328	10,557	-11.6%
Adjusted operating income	5,284	5,047	4.7%		9,403	10,557	-10.9%

  Net revenue for Cannabis Retail returned to growth in the third quarter compared with the same period of the prior year, consistent with the previously anticipated inflection point, and reached a new quarterly record. Market contraction in our largest provinces (ON, AB) contributed to a -3.8% decline in same-store sales. This decline was partially offset by incremental revenue from new stores and Value Buds store conversions.
  Operating income increased compared with the same period of the prior year, primarily driven by gross margin expansion, which reached a new quarterly record, despite lapping a larger impairment reversal recorded in the third quarter of 2025.
  Subject to completion of definitive documentation and payment of a $200,000 monetary penalty, the anticipated resolution of the regulatory matters involving the AGCO is expected to allow the Value Buds franchise network to resume growth in Ontario following a pause of more than a year during the regulatory review. While the contemplated structure is expected to result in the deconsolidation of the Ontario retail operations from SNDL’s financial statements, we expect the overall commercial arrangements to substantially preserve SNDL’s net economics associated with these franchise locations, without retaining control over the retail operations in the province.

Cannabis Operations

SNDL has a diverse brand portfolio from value to premium, emphasizing premium inhalable formats and a full suite of 2.0 products. With enhanced procurement capabilities and plans to continue evolving toward a cost-effective cultivation and manufacturing operation, the Cannabis Operations segment is a key enabler of SNDL’s vertical integration strategy.

	Three months ended September 30				Nine months ended September 30
($000s)	2026	2025	% Change		2026	2025	% Change
Net revenue	27,040	37,389	-27.7%		88,704	107,544	-17.5%
Gross profit	(1,622)	5,008	-132.4%		4,747	23,452	-79.8%
Gross margin	-6.0%	13.4%	-19.4	pp	5.4%	21.8%	-16.5	pp
Operating income (loss)	(64,693)	(10,882)	-494.5%		(80,836)	(20,186)	-300.5%
Adjusted operating income (loss)	(11,391)	(10,220)	-11.5%		(27,303)	(16,258)	-67.9%

  Our Cannabis Operations results remain below our expectations, and we are moving aggressively to reshape the segment into a more focused and efficient business. Most of the revenue decline in the third quarter was attributable to our exit from the unprofitable domestic dried flower category and our increased focus on higher-value products.
  Profitability was impacted by a $52 million non-cash goodwill impairment reflecting current business trends, as well as $6 million in other impacts, mostly driven by inventory adjustments related to the exit from the dried flower category and Jeeter cost variances. During the third quarter, we took decisive actions to reduce manufacturing costs and other operating expenses, particularly at our Kelowna manufacturing facility, including a reduction of more than 30% of the workforce at the site. The P&L benefits of these cost reductions are expected to begin contributing to results in the fourth quarter.

Investments

  As of September 30, 2026, the Company’s portfolio of cannabis-related investments had a carrying value of $485.2 million, including $467.7 million to SunStream Bancorp Inc. (“SunStream”). This carrying value was increased by $70.0 million during the third quarter of 2026, primarily driven by additional contributions to fund the buildout of the Gainesville, Florida cultivation facility, SNDL’s participation in Parallel’s rights offering, and the purchase of an incremental portion of Parallel’s debt.
  On July 27, 2026, the restructuring of Parallel was completed, providing SNDL with indirect majority economic exposure to the company. During the third quarter, SNDL participated in a Parallel rights offering, while other minority holders declined to participate, increasing SNDL’s indirect equity interest from approximately 67% to approximately 92%. SNDL continues to evaluate a pathway to directly own and consolidate Parallel’s U.S. medical cannabis operations while maintaining compliance with the applicable Nasdaq requirements. Consistent with recent public-market precedents, SNDL is evaluating structures that distinguish medical cannabis operations from adult-use exposure, with the latter expected to remain outside SNDL’s consolidated operations. The Company is actively advancing this work and expects to provide further clarity as the structure and timing are finalized, subject to applicable legal, regulatory, accounting and Nasdaq requirements.
  Following the completion of Parallel’s restructuring, SNDL also financed SunStream’s purchase of an additional portion of Parallel’s takeback debt at 75% of face value, increasing SunStream’s debt ownership from 39.4% to 69.4%.
  The Investments segment generated $7.9 million of operating income during the third quarter of 2026, including $6.9 million from SNDL’s share of profit from SunStream’s equity-accounted investees, primarily reflecting an increase in the valuation of Parallel.
  The previously disclosed restructuring process relating to Skymint continues. On April 1, 2026, the Michigan Supreme Court agreed to hear oral argument on applications for leave to appeal. The Court has not reached a decision on the merits. Timing and outcomes remain uncertain and are subject to court process and other factors.
  On April 23, 2026, the United States Department of Justice and the United States Drug Enforcement Administration issued an order placing Food and Drug Administration-approved cannabis products and qualifying state-regulated medical cannabis in Schedule III of the United States Controlled Substances Act, while initiating an expedited administrative process to consider the broader rescheduling of cannabis, including adult-use cannabis, from Schedule I to Schedule III. The administrative hearing concluded in July 2026, with a final determination on broader rescheduling still pending.

Equity Position

  $617.8 million of unrestricted cash, marketable securities and investments, including investments in equity-accounted investees, and no outstanding debt at September 30, 2026, resulting in a net book value of $1.0 billion.
  During the third quarter of 2026, the Company purchased for cancellation 5,431,300 common shares at a weighted average price, excluding commissions, of US$1.31 per share. Year-to-date through October 22, 2026, the Company had purchased for cancellation 23,088,153 common shares, resulting in 243,320,644 common shares outstanding.
  As recently communicated, the Company’s Board of Directors has directed management to pursue a possible substantial issuer bid (“SIB”) for an aggregate purchase price of up to C$50 million and at a price per share not exceeding C$1.92 (US$1.35). If completed and fully subscribed at the maximum price, the SIB could reduce the Company’s common shares outstanding by more than an additional 10%. SNDL will continue to evaluate opportunities to repurchase shares where management believes doing so is in the best interests of SNDL and its shareholders. In this context, and subject to approval by SNDL’s Board of Directors, we expect to proceed with the renewal of the share repurchase program upon its expiration on November 20, 2026, supported by continued free cash flow and potential targeted asset sales, including non-core real estate and other operating assets.

This press release is intended to be read in conjunction with the Company’s condensed consolidated interim financial statements and the notes thereto for the three and nine months ended September 30, 2026, and the accompanying Management’s Discussion and Analysis. These documents are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.

CONFERENCE CALL

The Company will hold a conference call and webcast presentation at 10:00 a.m. EDT (8:00 a.m. MDT) on Tuesday, October 27, 2026.

WEBCAST ACCESS
To access the live webcast of the call, please visit the following link:
https://edge.media-server.com/mmc/p/wcotys5n

REPLAY

A replay of the webcast will be available at https://sndl.com/financials/quarterly-results/default.aspx

ABOUT SNDL INC.

SNDL Inc. (NASDAQ: SNDL, CSE: SNDL), through its wholly owned subsidiaries, is one of the largest vertically integrated cannabis companies and the largest private-sector liquor and cannabis retailer in Canada, with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, and Spiritleaf. With products available in licensed cannabis retail locations nationally, SNDL’s consumer-facing cannabis brands include Top Leaf, Contraband, Palmetto, Bon Jak, La Plogue, Versus, Value Buds, Grasslands, Vacay, Pearls by Grön, No Future and Bhang Chocolate. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information, please visit www.sndl.com

For more information:
Tomas Bottger
Investor Relations, SNDL Inc.
O: 1.587.327.2017
E: investors@sndl.com

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company’s operational goals, plans and key priorities, the strategic review of the Cannabis Operations segment, including its scope, potential alternatives and outcomes, and the expected benefits of any actions resulting from the review, the Company’s ability to deploy capital and the expected benefits thereof, expectations related to the Jeeter contract, the growth opportunities available to SNDL and the expected benefits thereof, expectations with respect to the 1CM transaction, including the satisfaction of certain regulatory approvals, the progress of the Sunstream restructurings, expectations with respect to the Skymint and Parallel restructuring processes, the feasibility, structure, timing and expectations related to the Company obtaining direct ownership and control of, and consolidating, qualifying U.S. medical cannabis operations of Parallel, SNDL’s corporate restructuring program, including the timing to conclude the restructuring and expected benefits thereof, the expected benefits of the enterprise resource planning (“ERP”) system consolidation, SNDL’s ability to recover the senior secured notes held in Cannabist, the timing and expected impact of reclassifying cannabis from Schedule I to Schedule III under the United States Controlled Substances Act, the Company’s retail strategy, and any other potential forms of shareholder value creation. Forward-looking statements are frequently characterized by words such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “pioneer”, “seek”, “should”, “target”, “will”, “would”, and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry in which it operates and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see “Risk Factors” in the Company’s annual information form dated March 11, 2026, and the risk factors included in our other public disclosure documents for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Condensed Consolidated Interim Statement of Loss and Comprehensive Loss
(Expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Net revenue	237,994	244,219	669,666	693,902
Cost of sales	180,108	180,042	502,619	505,483
Gross profit	57,886	64,177	167,047	188,419

Investment income	927	1,777	3,472	6,162
Share of profit (loss) of equity-accounted investees	6,934	(234)	5,084	(4,387)

General and administrative	43,284	45,967	132,732	137,702
Sales and marketing	3,462	3,617	11,136	10,768
Depreciation and amortization	12,659	12,928	38,145	39,076
Share-based compensation	1,767	10,883	5,033	15,190
Restructuring costs	577	1,134	1,608	2,287
Asset impairment, net	52,331	2,051	52,151	2,971
Other income	—	—	(81)	—
Research and development	—	156	12	354
(Gain) loss on disposition of assets	(16)	34	139	(54)
Operating loss	(48,317)	(11,050)	(65,272)	(18,100)

Other expenses, net	(2,464)	(2,269)	(6,424)	(7,041)
Loss before income tax	(50,781)	(13,319)	(71,696)	(25,141)
Income tax (expense) recovery	(8)	—	3,174	—
Net loss	(50,789)	(13,319)	(68,522)	(25,141)

Equity-accounted investees - share of other comprehensive (loss) income	(29)	7,709	10,625	(13,250)
Investments at fair value through other comprehensive income ("FVOCI") - change in fair value	2,773	12,940	1,690	9,754
Comprehensive (loss) income	(48,045)	7,330	(56,207)	(28,637)

Condensed Consolidated Interim Statement of Financial Position
(Expressed in thousands of Canadian dollars)

As at	September 30, 2026	December 31, 2025

Assets
Current assets
Cash and cash equivalents	132,479	252,243
Restricted cash	8,162	20,081
Marketable securities	139	84
Accounts receivable	31,734	27,643
Biological assets	2,407	3,120
Inventory	128,721	126,877
Prepaid expenses and deposits	16,614	15,566
Investments	106	484
Assets held for sale	700	746
Net investment in subleases	2,997	2,775
	324,059	449,619
Non-current assets
Long-term deposits and receivables	2,457	4,526
Right of use assets	131,608	138,353
Property, plant and equipment	139,376	151,900
Net investment in subleases	9,954	11,643
Intangible assets	56,434	58,520
Investments	17,314	11,574
Equity-accounted investees	467,730	385,534
Goodwill	75,238	124,248
Total assets	1,224,170	1,335,917

Liabilities
Current liabilities
Accounts payable and accrued liabilities	46,902	56,747
Lease liabilities	35,706	35,462
	82,608	92,209
Non-current liabilities
Lease liabilities	126,614	134,471
Other liabilities	7,753	8,041
Total liabilities	216,975	234,721

Shareholders’ equity
Share capital	2,127,355	2,310,398
Warrants	306	306
Contributed surplus	53,377	54,038
Accumulated deficit	(1,225,053)	(1,302,441)
Accumulated other comprehensive income ("AOCI")	51,210	38,895
Total shareholders’ equity	1,007,195	1,101,196
Total liabilities and shareholders’ equity	1,224,170	1,335,917

Condensed Consolidated Interim Statement of Cash Flows
(Expressed in thousands of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Cash provided by (used in):
Operating activities
Net loss for the period	(50,789)	(13,319)	(68,522)	(25,141)
Adjustments for:
Income tax expense (recovery)	8	—	(3,174)	—
Interest and fee income	(927)	(1,675)	(3,417)	(5,849)
Change in fair value of biological assets	585	180	594	(2,559)
Change in fair value of inventory sold	(276)	349	249	1,313
Share-based compensation	1,767	10,883	5,033	15,190
Depreciation and amortization	13,893	13,972	41,998	42,108
(Gain) loss on disposition of assets	(16)	34	139	(54)
Inventory impairment and obsolescence	3,455	1,833	6,057	2,663
Finance costs, net	1,951	1,812	6,007	5,149
Change in estimate of fair value of derivative warrants	—	(1)	—	(26)
Unrealized foreign exchange loss (gain)	180	(153)	(832)	40
Transaction costs	—	—	10	—
Asset impairment, net	52,331	2,051	52,151	2,971
Share of (profit) loss of equity-accounted investees	(6,934)	234	(5,084)	4,387
Unrealized (gain) on marketable securities	—	(102)	(55)	(313)
Additions to marketable securities	—	—	151	313
Income distributions from equity-accounted investees	315	—	315	68
Interest received	822	1,409	3,377	5,628
Exercise of cash-settled deferred share units	—	—	(474)	—
Change in non-cash working capital	2,185	14,194	(8,805)	(282)
Net cash provided by operating activities	18,550	31,701	25,718	45,606
Investing activities
Additions to property, plant and equipment	(1,196)	(5,185)	(5,620)	(8,853)
Additions to investments	—	—	(4,183)	(16,414)
Principal payments from investments	121	129	359	27,293
Proceeds from disposal of investments	—	15,058	—	15,058
Capital (contributions) distributions from equity-accounted investees	(60,762)	481	(63,628)	4,273
Proceeds from disposal of property, plant and equipment	538	—	2,332	166
Acquisitions	—	—	(2,900)	(1,000)
Change in non-cash working capital	75	39	712	10
Net cash (used in) provided by investing activities	(61,224)	10,522	(72,928)	20,533
Financing activities
Change in restricted cash	11,950	—	11,950	—
Payments on lease liabilities, net	(10,228)	(9,920)	(30,385)	(29,217)
Repurchase of common shares	(10,042)	(3)	(43,113)	(15,034)
Change in non-cash working capital	265	57	1,136	334
Net cash used in financing activities	(8,055)	(9,866)	(60,412)	(43,917)
Change in cash and cash equivalents	(50,729)	32,357	(107,622)	22,222
Adjustment on initial application of amendments to IFRS 9 on January 1, 2026	—	—	(12,142)	—
Cash and cash equivalents, beginning of period	183,208	208,224	252,243	218,359
Cash and cash equivalents, end of period	132,479	240,581	132,479	240,581

NON-IFRS MEASURES

Certain specified financial measures in this news release are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures reported by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for or superior to measures of performance prepared in accordance with IFRS. These measures are presented and described in order to provide shareholders and potential investors with additional measures in understanding the Company’s operating results in the same manner as the management team.

ADJUSTED OPERATING INCOME (LOSS)
Adjusted operating income (loss) is a non-IFRS financial measure which the Company uses to evaluate its operating performance in a similar manner to its management team. The Company defines adjusted operating income (loss) as operating income (loss) less restructuring costs (recovery), goodwill and intangible asset impairments and asset impairments triggered by restructuring activities.

The following tables reconcile adjusted to un-adjusted operating income (loss) for the periods noted.

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Three months ended September 30, 2026
Operating income (loss)	5,244	(64,693)	(59,449)	6,035	7,861	(2,764)	(48,317)
Adjustments:
Restructuring costs	40	313	353	2	—	222	577
Goodwill and intangible asset impairments	—	52,022	52,022	—	—	—	52,022
Impairments triggered by restructuring	—	967	967	—	—	—	967
Adjusted operating income (loss)	5,284	(11,391)	(6,107)	6,037	7,861	(2,542)	5,249

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Nine months ended September 30, 2026
Operating income (loss)	9,328	(80,836)	(71,508)	5,899	8,340	(8,003)	(65,272)
Adjustments:
Restructuring costs	75	544	619	227	—	762	1,608
Goodwill and intangible asset impairments	—	52,022	52,022	—	—	—	52,022
Impairments triggered by restructuring	—	967	967	—	—	—	967
Adjusted operating income (loss)	9,403	(27,303)	(17,900)	6,126	8,340	(7,241)	(10,675)

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Three months ended September 30, 2025
Operating income (loss)(1)	5,047	(10,882)	(5,835)	6,591	1,543	(13,349)	(11,050)
Adjustments:
Restructuring costs	—	258	258	—	—	876	1,134
Impairments triggered by restructuring	—	404	404	—	—	—	404
Adjusted operating income (loss)	5,047	(10,220)	(5,173)	6,591	1,543	(12,473)	(9,512)
($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Nine months ended September 30, 2025
Operating income (loss)(1)	10,557	(20,186)	(9,629)	10,884	1,775	(21,130)	(18,100)
Adjustments:
Restructuring costs	—	828	828	—	—	1,459	2,287
Impairments triggered by restructuring	—	3,100	3,100	—	—	—	3,100
Adjusted operating income (loss)	10,557	(16,258)	(5,701)	10,884	1,775	(19,671)	(12,713)

(4)   In 2026, the Company began allocating applicable direct and indirect overhead costs from the corporate segment to each individual operating segment all categorized within general and administrative expenses. The Company has recast the comparative period to illustrate the impact of these allocations had they been done during the prior period.

GROSS MARGIN
Gross margin is a supplementary financial measure calculated as gross profit divided by net revenue for the periods presented. This measure evaluates the underlying profitability of our operations and provides useful information about the Company’s ability to price products effectively, manage input costs, drive operating efficiencies, and compare results across periods and business segments

FREE CASH FLOW
Free cash flow is a non-IFRS financial measure which the Company uses to evaluate its financial performance, providing information which management believes to be useful in understanding and evaluating the Company’s ability to generate positive cash flows as it removes cash used for non-operational items. The Company defines free cash flow as the total change in cash and cash equivalents less cash used for common share repurchases, dividends (if any), changes to debt instruments, changes to long-term investments, net cash used for acquisitions plus cash provided by dispositions (if any).

The following table reconciles free cash flow to change in cash and cash equivalents for the periods noted.

	Three months ended September 30		Nine months ended September 30
($000s)	2026	2025	2026	2025
Change in cash and cash equivalents	(50,729)	32,357	(107,622)	22,222
Adjustments:
Repurchase of common shares	10,042	3	43,113	15,034
Changes to long-term investments	60,641	(15,668)	67,301	(30,523)
Acquisitions, net of cash acquired	—	—	2,900	1,000
Free cash flow	19,954	16,692	5,692	7,733

SAME-STORE SALES
Same-store sales is a non-IFRS financial measure which the Company uses to evaluate its financial performance in its retail segments. Same store sales provides information which management believes to be useful to investors, analysts and others in understanding and evaluating the Company’s sales trends excluding the effect of the opening and closure of stores.

Same store sales refers to the revenue generated by the Company’s existing retail locations during the current and prior comparison periods.

ADJUSTED EBITDA
Adjusted EBITDA is a non-IFRS financial measure which the Company uses to evaluate its operating performance. Adjusted EBITDA provides information to investors, analysts, and others to aid in understanding and evaluating the Company’s operating results. The Company defines adjusted EBITDA as net earnings (loss) before inventory and biological assets fair value and impairment adjustments, share of (gain) loss of equity-accounted investees, depreciation and amortization, share-based compensation expense, restructuring costs, asset impairment, gain or loss on disposal of property, other expenses, net, income tax expense (recovery) and excluding non-recurring items including ERP implementation costs and litigation settlements, net of recoveries.

	Three months ended September 30		Nine months ended September 30
($000s)	2026	2025	2026	2025
Net earnings (loss)	(50,789)	(13,319)	(68,522)	(25,141)
Adjustments:
Inventory and biological assets fair value and impairment adjustments	3,764	2,362	6,900	1,417
Share of loss (profit) of equity-accounted investees	(6,934)	234	(5,084)	4,387
Depreciation and amortization	12,659	12,928	38,145	39,076
Share-based compensation	1,767	10,883	5,033	15,190
Restructuring costs	577	1,134	1,608	2,287
Asset (reversal) impairment	52,331	2,051	52,151	2,971
Loss (gain) on disposition of PP&E	(16)	34	139	(54)
Other expenses, net	2,464	2,269	6,424	7,041
Income tax recovery	8	—	(3,174)	—
Non-recurring items	(15)	(501)	549	(696)
Adjusted EBITDA	15,816	18,075	34,169	46,478